Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended September 30,	Years ended March 31,
	2014	2014	2013	2012	2011
Earnings (loss) from operations before income tax provision (benefit)	$123,093	$419,641	$(510,607)	$303,083	$365,197
Fixed Charges:
Interest Expense	31,389	53,492	57,903	86,236	89,598
Interest on uncertain tax positions included in earnings (loss) from operations before income tax provision (benefit)[1]	644	(581)	5,016	1,348	2,559
Portion of rental expenses representative of interest factor[2]	19,099	38,197	41,246	41,992	42,074
Earnings (loss) available for fixed charges	$174,225	$510,749	$(406,442)	$432,659	$499,428
Fixed Charges:
Interest Expense	$32,033	$52,911	$62,919	$87,584	$92,157
Interest included in interest expense not related to third party indebtedness[1]	(644)	581	(5,016)	(1,348)	(2,559)
Portion of rental expense representative of interest factor[2]	19,099	38,197	41,246	41,992	42,074
Total Fixed Charges	$50,488	$91,689	$99,149	$128,228	$131,672
Consolidated ratio of earnings (loss) to fixed charges	3.5	5.6	(4.1)	3.4	3.8

1)	The portion of interest related to uncertain tax positions is excluded from the calculation.

2)	The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Market Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.